King & Spalding LLP 601 S. California Avenue, Suite 100 Palo Alto, CA 94304 Main: (650) 422-6700 Fax: (650) 422-6800
Laura I. Bushnell Direct Dial: (650) 422-6713 Direct Fax: (650) 422-6800 lbushnell@kslaw.com

April 8, 2015

Via EDGAR

Securities and Exchange Commission Division of Corporation Finance Mail Stop 4561 100 F Street, N.E. Washington, D.C. 20549 Attn: Mr. Jeffrey P. Riedler, Assistant Director

Re:                             Nivalis Therapeutics, Inc.

Amendment No. 2 to

Draft Registration Statement on Form S-1

Submitted February 13, 2015

CIK No. 0001626199

Dear Mr. Riedler:

On behalf of Nivalis Therapeutics, Inc. (the “Company”), we are transmitting via EDGAR with this letter for confidential submission under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”) Confidential Draft Submission No. 3 (“Submission No. 3”) of the Draft Registration Statement on Form S-1 (the “Registration Statement”).  We are responding to the Staff’s comments contained in its letter dated March 31, 2015.  For your convenience, this letter sets forth in italics each of the Staff’s comments before each response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Valuation of Our Common Stock, page 80

1.              Please refer to our previously issued comment 9. Please revise to describe the factors that contributed to the increase in your common stock fair value from $0.87 on September 23, 2014 to $1.55 on November 19, 2014.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 84 to include additional factors that contributed to the increase in our common stock fair value from $0.87 on September 23, 2014 to $1.55 on November 19, 2014.

*  *  *  *

Additionally, set forth below is the Company’s supplemental response to the Staff’s comment 14 contained in its letter dated March 12, 2015.

Other Comments

14.              Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.”

Response:  In response to the Staff’s comment, the Company supplementally provides to the Staff, under separate cover, copies of the presentations used by the Company in meetings with potential investors in reliance on Section 5(d) of the Securities Act. No other written communications have been presented, or are planned to be presented at this time, by the Company to potential investors in reliance on Section 5(d) of the Securities Act. If any additional such materials are prepared, published or distributed as permitted under the Jumpstart Our Business Startups Act in the future, the Company hereby undertakes to provide such materials to the Staff on a supplemental basis.

*  *  *  *

If we can be of any assistance in explaining these responses or the changes in Submission No. 3, please let us know.  Please contact me with any questions or comments at (650) 422-6713.

Very truly yours,

/s/ Laura I. Bushnell

Laura I. Bushnell

cc:                                Sharon Blume, Securities and Exchange Commission

Keira Nakada, Securities and Exchange Commission

Tara Keating Brooks, Securities and Exchange Commission

Bryan Pitko, Securities and Exchange Commission

Jon Congleton, Nivalis Therapeutics, Inc.

R. Michael Carruthers, Nivalis Therapeutics, Inc.

Michael Maline, Goodwin Procter LLP

Robert Puopolo, Goodwin Procter LLP

James Wilson, Ernst & Young

Keith M. Townsend, King & Spalding LLP

Markus Bauman, King & Spalding LLP